Exhibit 99.1

AYR WELLNESS ANNOUNCES CHANGES TO MANAGEMENT

Miami – September 18, 2024 – AYR Wellness Inc. (“AYR” or the “Company”) (CSE: AYR.A, OTCQX: AYRWF) a leading vertically integrated U.S. multi-state cannabis operator, today announced that, effective today, David Goubert has stepped down as the President and Chief Executive Officer of the Company. Mr. Goubert served as President of the Company from October 12, 2022 and as Chief Executive Officer of the Company from February 13, 2023. The Board of Directors of the Company (the “Board”) thanks Mr. Goubert for his dedication to AYR and wishes him the best in his future endeavours.

Appointment of Interim Chief Executive Officer

The Board has approved the appointment of Steven M. Cohen as Interim Chief Executive Officer of the Company, effective immediately. Mr. Cohen previously served as outside legal advisor to the Company. The Board will embark on a search for a permanent Chief Executive Officer in due course.

About AYR Wellness Inc.

AYR is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko
VP, Public Engagement
T: (786) 885-0397
Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey
Head of Investor Relations
T: (786) 885-0397
Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: ir@ayrwellness.com